

07007158

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 67447


SEC MAIL PROCESSING
RECEIVED
SEP 2 1 2007
WASH, D.C. 185 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2006 (MM/DD/YY) AND ENDING JUNE 30, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

VISION FINANCIAL MARKETS LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 HIGH RIDGE PARK, STE#100
(No. And Street)

PROCESSED
SEP 2 8 2007
THOMSON
FINANCIAL

STAMFORD	CT	06905
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HOWARD ROTHMAN (212) 859-0300
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: CHRISTIAN TIRIOLO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, HOWARD ROTHMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VISION FINANCIAL MARKETS, LLC., as of JUNE 30, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO

Title

Notary Public

LISA M. SNYDERMAN
NOTARY PUBLIC
MY COMMISSION EXPIRES MAY 31, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.
- ☑ (p) Schedule of segregation requirements and funds in segregation-customers' regulated commodity futures account

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

VISION FINANCIAL MARKETS LLC
(FORMERLY VISION LIMITED PARTNERSHIP)

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2007

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Vision Financial Markets LLC (Formerly Vision Limited Partnership):

We have audited the accompanying statement of financial condition of Vision Financial Markets LLC (Formely Vision Limited Partnership): (the "Company"), as of June 30, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Vision Financial Markets LLC (Formerly Vision Limited Partnership): as of June 30, 2007, in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates, L.L.P.

New York, New York
September 17, 2007

VISION FINANCIAL MARKETS LLC
(FORMERLY VISION LIMITED PARTNERSHIP)
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2007

ASSETS

Cash	$ 35,263
Cash and cash equivalents segregated and secured under the Commodity Exchange Act	46,226,707
	46,261,970
U.S. Government securities owned – at market value	319,604,423
Receivable from futures commission merchants	6,223,241
Receivable from customers (net of allowance for doubtful accounts of $350,000)	849,666
Exchange memberships	1,900,000
Secured demand notes	19,990,000
Investments in affiliated partnerships	44,904
Furniture and equipment (net of accumulated depreciation of $1,300,448)	121,207
Interest receivable from government securities	4,099,519
Others assets	168,989
TOTAL ASSETS	$ 399,263,919

LIABILITIES AND MEMBERS EQUITY

Payable to customers	$ 353,746,258
Commissions payable	4,032,751
Accounts payable, accrued expenses and other	5,110,186
Obligations under capital lease	115,662
TOTAL LIABILITIES	363,004,857
Liabilities subordinated to the claims of general creditors	30,240,000
Members' equity	
Managing member	5,975,528
Class A preferred	43,534
TOTAL MEMBERS' EQUITY	6,019,062
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 399,263,919

The accompanying notes are an integral part of this financial statement.

VISION FINANCIAL MARKETS LLC
(FORMERLY VISION LIMITED PARTNERSHIP)
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2007

NOTE 1. ORGANIZATION OF BUSINESS

Vision Financial Markets LLC (Formerly Vision Limited Partnership): (the "Company"), is registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and registered with the Commodity Futures Trading Commission ("CFTC") as a futures commission merchant ("FCM") and commodity pool operator. The Company is also a member of the Chicago Board of Options Exchange ("CBOE") and the National Futures Association ("NFA"). The Company's primary source of revenue is commissions derived from executing orders for commodity futures and options contracts on behalf of its customers. The Company also sponsors and operates commodity pools. Although the Company is approved to clear and carry customers trading and investing in securities, it has yet to commence that area of their business.

On January 1, 2007, Vision Limited Partnership ("Vision LP") merged its operations into the Company. The managing member of the Company is Vision Capital Management, Inc. (the "Managing Member").

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Commission revenues on commodity futures and options transactions and related expenses are recorded on a round-turn basis when positions are closed out on behalf of customers. The difference between commissions on a half-turn basis is not material at June 30, 2007.

Investments in Affiliated Partnerships

Investments in affiliated partnerships are accounted for at the net asset values as reported by the partnerships that approximate fair values.

Furniture and Equipment

Furniture and equipment are depreciated using the straight-line method over the estimated useful lives of the assets of three to five years.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company is organized and operated as a limited liability company and is not subject to Federal or state income taxes as a separate entity. The Company is, however, subject to the New York City Unincorporated Business Tax and the Illinois Replacement Tax. Each member is responsible for reporting income or loss based upon the member's respective share of revenues and expenses of the Company.

Cash

For the purpose of reporting cash flows, cash is defined as segregated and non-segregated cash. The Company considers non-FDIC covered money-market funds to be cash equivalents.

Use of Estimates in Financial Statements

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management makes estimates and assumptions in determining the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3. ASSETS SEGREGATED AND SECURED UNDER THE COMMODITY EXCHANGE ACT AND REGULATIONS THEREUNDER

Under the Commodity Exchange Act (the "Act"), the Company is required to separately account for and segregate all assets held for the benefit of customers, as defined by the Act, in connection with transactions in regulated and non-regulated commodities. At June 30, 2007, segregated and secured assets included in the statement of financial condition were as follows:

Cash and cash equivalents	$ 46,226,707
Receivable from futures commission merchant	5,126,946
Receivable from futures commission merchant - secured	511,817
U.S. Government securities representing investment of customer funds	319,604,423
	$ 371,469,893

NOTE 3. ASSETS SEGREGATED AND SECURED UNDER THE COMMODITY EXCHANGE ACT AND REGULATIONS THEREUNDER (continued)

In addition to funds segregated in the statement of financial condition, the Company is holding in safekeeping at June 30, 2007, $12,722,000 of U.S. Treasury securities owned by its customers for margin requirements. These securities are not included in the statement of financial condition.

Assets in segregation exceeded segregation requirements by $17,457,499 at June 30, 2007.

Pursuant CFTC Regulation 30.7, the Company must set aside funds in separate accounts sufficient to secure the obligations of its customers trading in futures or options contracts on foreign commodity exchanges. Amounts set aside exceeded CFTC requirements by $946,220 at June 30, 2007.

NOTE 4. INVESTMENTS IN AFFILIATED PARTNERSHIPS

The Company acts as general partner and commodity pool operator for various commodity pool limited partnerships from which the Company receives commission and interest income (Note 10). Investments in affiliated partnerships at June 30, 2007 were as follows:

Limited partnership	Amount	Percentage of ownership
Turtle Futures Fund, L.P.	$ 38,921	3.05%
Vision Futures Fund, LLC	5,983	2.56%
	$ 44,904	

NOTE 5. OBLIGATIONS UNDER CAPITAL LEASES

The Company has lease agreements for the use of computer equipment. The imputed interest rates for these leases vary according to each agreement and are payable monthly. Future minimum lease payments are as follows:

Year ending June 30,	
2008	$ 82,005
2009	32,078
2010	8,020
Total	122,103
Less: portion representing interest	(6,441)
Present value of net minimum lease payments	$ 115,662

The related assets are included in furniture and equipment at a net book value of $121,207.

VISION FINANCIAL MARKETS LLC
(FORMERLY VISION LIMITED PARTNERSHIP)
NOTES TO FINANCIAL STATEMENT
JUNE 30, 2007
(continued)

NOTE 6. LIABILITIES SUBORDINATED TO THE CLAIMS OF GENERAL CREDITORS

The Company has subordinated loans totaling $30,240,000, consisting of cash subordinations of $10,250,000 (bearing interest at prime rate plus 2% per annum), secured demand note agreements of $19,990,000, (bearing interest at 4% to 12% per annum), all of which mature as follows:

	Subordinated loans		
	Cash	Pursuant to secured demand note agreements	Total
Year ending June 30,			
2008	$ 7,500,000	$ 5,135,000	$12,635,000
2009	-	1,600,000	1,600,000
2010	2,650,000	5,520,000	8,170,000
2012	100,000	2,000,000	2,100,000
2013	-	775,000	775,000
2014	-	500,000	500,000
2015	-	900,000	900,000
2016	-	3,010,000	3,010,000
2017	-	550,000	550,000
	$ 10,250,000	$19,990,000	$30,240,000

Subordinated loans pursuant to secured demand note agreements in the amount of $14,810,000 are considered equity subordinations.

These borrowings are subordinated to the claims of general creditors, have been approved by the NFA and, where applicable, the CBOE and are available in computing adjusted net capital under the SEC and CFTC net capital requirements. Subordinated borrowings may only be repaid if, after giving effect to such repayment, the Company meets the SEC's and CFTC's capital regulations governing the withdrawal of subordinated debt.

NOTE 7. VISION LP PARTNER DISTRIBUTIONS

Under the previous entity, Vision LP, the limited partners were entitled to receive a 12% cumulative annual preferred return based on their gross capital contribution to Vision LP. Additionally, if Vision LP earned net income in excess of the 12% preferred return, the limited partners were entitled to 16.93% of the excess. Prior to the reorganization, the limited partners' preferred return was $49,302.

NOTE 8. OPERATING AGREEMENT

The Company currently has three classes of membership: Common membership (owned 100% by the Managing Member), Class A Preferred (owned by entities that also have outstanding subordinated debt that is considered equity subordinations) and Class B Preferred (currently reserved and not issued).

The Class A and B Preferred membership interests receive an allocation of income solely based on their individual unit investments at a stated rate of interest. The income after the preferred membership interests' amount is allocated to the Managing Member.

The Company will continue in perpetuity or at the occurrence of any of the events described in the Operating Agreement.

NOTE 9. REORGANIZATION

On November 1, 2006, Vision LP reorganized its organizational structure. In connection with the reorganization, Vision LP made a special allocation to its limited partners in the amount of $1,040,000 to approximate fair value of their interests and redeemed all limited partner interests. Vision LP's general partner contributed capital to fund this special allocation and redeem all of the limited partner interests with minimal effect to their net capital. Shortly after the redemption of the limited partner interests of Vision LP, the assets and liabilities of Vision LP were assumed by the Company with the Managing Member being credited with the net asset value.

NOTE 10. NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the CBOE, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the SEC. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, this Rule may limit the amount of equity capital that can be withdrawn by its members. The Company is also subject to the CFTC's minimum financial requirements under Regulation 1.17. The Company's minimum net capital amount is equal to the greater of its requirement under Regulation 1.17 or Rule 15c3-1. At June 30, 2007, the Company had net capital of $30,777,902, which was $23,691,783 in excess of its minimum requirement of $7,086,119.

NOTE 11. RELATED PARTY TRANSACTIONS

Brokerage Commissions and Interest

As General Partner in various commodity pools, the Company receives a portion of the brokerage commissions in lieu of a management fee. These brokerage commissions are calculated and paid at the end of each month based on the trading activities of the commodity pools. For the year ended June 30, 2007, these commissions totaled $48,700. In addition, the Company receives a percentage of the overnight interest earned on the average total equity of Turtle Futures Fund, L.P., which is held on deposit with the clearing broker. For the year ended June 30, 2007, the interest earned totaled $30,038.

As General Partner for Vision Futures Fund, LLC, the Company received gross commissions and fees totaling $48,696.

The Company, acting as FCM for certain affiliates, earns commissions for customer business introduced to the Company net of commissions paid. For the year ended June 30, 2007, the Company has $343,207 payable to one of the affiliates.

Administrative and Operating Expenses

Certain costs attributable to the Company's operations are paid by an affiliated entity and are reimbursed by the Company. Expenses allocated to the Company are for administrative and other operating costs. The amount paid for these services to the affiliate was approximately $75,000 for the year ended June 30, 2007. The total amount payable to the affiliate at June 30, 2007 was $1,302.

Investment Management

The Company pays a management fee to an affiliated company that provides investment strategy for the Company's segregated funds. The affiliated company receives a monthly fee equal to .25% of the invested principal daily balance. The amount paid for these services to the affiliate was approximately $1,020,000 for the year ended June 30, 2007.

Due From Affiliated Companies

The Company paid for administrative staff and office expenses for an affiliate, of which a $1,250 monthly reimbursement is made. At June 30, 2007, there was no amount due from the affiliated company.

NOTE 12. CONTINGENCIES

The Company has guaranteed performance under the Commodity Exchange Act of its introducing brokers with respect to its customer accounts.

In the normal course of business, the Company is subject to various lawsuits, including civil litigation, arbitration and reparation proceedings relating to its introducing brokers' and customers' activities. Management is of the opinion that the ultimate liability, if any, resulting from any pending actions or proceedings will not have a material effect on the financial position or results of operations of the Company.

NOTE 13. LEASE COMMITMENTS

The Company has three leases for office space expiring in April 2009, February 2011 and March 2015. The leases include base rent and the tenants' pro rata share of operating expenses and taxes. Minimum annual rental payments, which are subject to escalation, on these leases are as follows:

Year ending June 30,	
2008	$ 553,099
2009	537,717
2010	458,075
2011	367,228
Thereafter	640,396
	$2,556,515

Rent expense incurred on the above leases was approximately $636,500 for the year ended June 30, 2007. The Company sub-leases some of the office space included in the above schedule. The rental income received from an unrelated entity was $102,747 for the year ended June 30, 2007.

NOTE 14. EMPLOYEE BENEFIT PLAN

The Company sponsors a savings plan under section 401(k) of the Internal Revenue Code. All eligible employees, as defined, may elect to contribute to the plan and are entitled, upon termination or retirement, to their vested portions of the assets held by the trustee. The Company matches contributions made by employees up to a specified limit. The Company's contribution approximated $189,472 for the year ended June 30, 2007.

NOTE 15. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

In the normal course of business, the Company executes and clears futures contracts for the accounts of its customers through four major futures commission merchants. The Company guarantees its customer performance under these contracts to the futures commission merchants with whom the contracts are ultimately cleared. The Company controls its risks associated with its customers' activities by requiring customers to maintain minimum margin requirements for all open positions in compliance with regulatory and internal guidelines.

These margin levels are monitored on a daily basis and customers are required to deposit additional collateral, in a timely manner, should the fluctuation in the value of underlying positions cause the account to be under margined.

The Company enters into collateralized reverse repurchase agreements that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. Reverse repurchase agreements are collateralized by U.S. Treasury obligations. These agreements are executed with a major financial institution and collateral is also held at this major financial institution. The Company monitors the market value of the U.S. Treasury obligations to ensure that they are sufficiently collateralized.

The Company's exposure to credit risk associated with the nonperformance of customers and counterparties in fulfilling their contractual obligations pursuant to the commodities transactions can be directly impacted by volatile trading markets that may impair customers' and counterparties ability to satisfy their obligation to the Company.

NOTE 16. SUBSEQUENT EVENTS

In July 2007, the Managing Member withdrew $1,000,000 of equity as a profit distribution.

Pursuant to the guidelines of Section 1.25 of the Commodity Exchange Act, the Company placed a portion of its customer segregated funds with Sentinel Management Group, Inc. ("Sentinel"), a registered FCM with the CFTC since 1980. A number of other FCM's also invested customer segregated funds with Sentinel. On August 17, 2007, Sentinel filed for protection in the United States Bankruptcy Court for the Northern District of Illinois. At the time of the filing, the Company had $52,856,890 on deposit with Sentinel, of which all but $15,316,195 has since been recovered. An employee of the Company is a member of the creditors committee and has reviewed the current financial condition of Sentinel. The Company hopes that the status of its funds as "customer segregated funds" will lead to a recovery of an additional portion of the funds.

END